SOCIETE ANONYME
RUE COLONEL BOURG 149
1140 BRUSSELS

RPM 0456.810.810 (BRUSSELS)

Mobistar NVSA

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

The board invites the shareholders to attend the annual and extraordinary general meeting, which will take place on 2 May 2007 at 11am at the company's registered office at Evere (1140 Brussels), rue Colonel Bourg 149.

The agenda for this meeting is as follows:

1. Presentation and discussion of the management report of the board of directors on the company's annual accounts, closed on the thirty-first of December two thousand and six.

2. Report of the statutory auditor on the said annual accounts.

3. Approval of the annual accounts of the company closed on the thirty-first of December two thousand and six, and appropriation of the results. Presentation of the annual consolidated accounts closed on the same date.

   Proposed resolution:
   'The general meeting approves the annual accounts closed on the thirty-first day of December two thousand and six, including appropriation of the results as presented therein with distribution of a gross dividend of four euros and fifty cents (EUR 4,50) per share payable as follows:
   - *gross payment of two euros and seventy cents (EUR 2,70) per share as from the ninth of May two thousand and seven in exchange for coupon n°4 (ordinary dividend); and*
   - *gross payment of one euro and eighty cents (EUR 1,80) per share as from the sixth of June two thousand and seven in exchange for coupon n°5 (extraordinary dividend)'.*

4. Discharge of the directors and auditor for fulfilling their mandate.

   Proposed resolution:
   'The general meeting, by a separate vote, discharges the directors and the statutory auditor for fulfilling their mandate up to the thirty-first of December two thousand and six.'

5. Composition of the board of directors.

dw 4/10

Proposed resolution:

'The general meeting confirms nomination of Messrs. Bertrand du Boucher (co-opted by the board of directors of 6 February 2007) and Vincent Brunet (co-opted by the board of directors of 9 March 2007). The mandates of Messrs. du Boucher and Brunet shall not be remunerated and shall come to an end at the closure of the annual general meeting of two thousand and eight.

6. Capital increase in the amount of four hundred forty thousand four hundred forty eight euros and fifty cents (EUR 440.448,50) thereby increasing the capital from three hundred and fifty six million six hundred and eighty seven thousand six hundred and fifty six euros and twenty four cents (EUR 356.687.656,24) to three hundred and fifty seven million one hundred and twenty eight thousand one hundred and four euros and seventy four cents (EUR 357.128.104,74). This capital increase shall be performed by incorporation into the share capital of the share premium booked in the company's accounts pursuant to the statement of assets and liabilities as of the thirty-first of December two thousand and six, and shall be effected without a new share issue.

   Proposed resolution:

   'The general meeting resolves to increase the capital of the company in the amount of four hundred forty thousand four hundred forty eight euros and fifty cents (EUR 440.448,50) thereby increasing the capital from three hundred and fifty six million six hundred and eighty seven thousand six hundred and fifty six euros and twenty four cents (EUR 356.687.656,24) to three hundred and fifty seven million one hundred and twenty eight thousand one hundred and four euros and seventy four cents (EUR 357.128.104,74).'

   'The general meeting resolves that the capital increase shall be performed by incorporation into the share capital of the share premium booked in the company's accounts pursuant to the statement of assets and liabilities as of the thirty-first of December two thousand and six, and shall be effected without a new share issue.'

7. Amendment of article 5 of the company's by-laws, to bring it in line with the resolutions made under item 6 on the agenda:

   Proposed resolution:

   'The General Meeting resolves to amend article 5 of the company's by-laws as follows:
   Article 5 – SUBSCRIBED CAPITAL
   The share capital amounts to three hundred and fifty seven million one hundred and twenty eight thousand one hundred and four euros and seventy four cents (EUR 357.128.104,74). It is represented by 63.291.351 (sixty three million two hundred ninety one thousand three hundred fifty one) shares, without statement of nominal value, each share representing an equal share in the capital.'

8. Amendment of article 22 of the company's by-laws.

   Proposed resolution:

   'The general meeting resolves to revoke the current text of article 22 of the by-laws of the company and replace it with the following text:
   ARTICLE 22- STRATEGIC COMMITTEE
   The objective of the strategic committee is to assist the board of directors to define and evaluate the company strategy.

   Strategic committee shall be composed of at least three directors. The majority of the members of the strategic committee shall be composed of non-executive directors. Members of the strategic committee are appointed by the board of directors. Duration of their mandate shall not exceed three years. They may be re-elected.'

9. Resolution to authorise the board of directors for a period of eighteen months to acquire the own shares of the company by purchase or exchange at a price which shall not be less than ninety per cent (90%) nor more than one hundred and ten per cent

(110%) of the average closing price during the five working days preceding the purchase or exchange.

Proposed resolution:

'The general meeting explicitly authorises the board of directors in accordance with the provisions of the Companies Code, to acquire the company's own shares by purchase or exchange at a price which shall not be less than ninety per cent (90%) nor more than one hundred and ten per cent (110%) of the average closing price during the five working days preceding the purchase or exchange.
This authorisation is valid for a period of eighteen months as from the date of the general meeting.'

In accordance with this resolution, article 48 of the by-laws shall henceforth be stated as follows:

'The general meeting of the second of May two thousand and seven has, in accordance with the Companies Code, authorised the board of directors to acquire the maximum number of shares permitted by the said Code to purchase or exchange at a price which shall not be less than ninety per cent (90%) nor more than one hundred and ten per cent (110%) of the average closing price during the five working days preceding the purchase or exchange. This authorisation shall remain valid for a period of eighteen (18) months as from the date of the general meeting and can, in accordance with the Companies Code, be extended. This authorisation shall also be valid for the acquisition of shares in the company by a direct subsidiary pursuant to article 627 of the Companies Code. The board of directors is authorised to sell, on or off the stock exchange, on terms which it shall determine, any shares acquired by the company pursuant to resolutions passed in accordance with the Companies Code'.

10. Coordination of the by-laws and powers.

Proposed resolution:

'The general meeting confers to Mr Johan Van den Cruijce, with a right of substitution, all powers necessary to draft a coordinated text of the by-laws, to sign it and to file it with the clerk of the competent Commercial Court, in accordance with the applicable legal provisions'.

11. Corporate Governance: information/discussion.

In order to be adopted, the proposals set out at items 3, 4, 5 and 10 of the agenda require a simple majority of the votes of those present or represented participating in the vote.

In order to be adopted, the proposals set out at items 6, 7 and 8 of the agenda require three-quarters of the votes of those present or validly represented participating in the vote. Further, those attending the meeting must represent half of the share capital as required by article 558 of the Companies Code.

In order to be adopted, the proposal set out at item 9 of the agenda requires four-fifths of the votes of those present or validly represented. Further, those attending the meeting must represent half of the share capital as required by article 559 of the Companies Code.

In order to encourage attendance at the general meeting, the board of directors has resolved to allow the holders of bearer shares to attend the general meeting or to be represented there, in the two ways provided for in article 32 of the by-laws; either

- by depositing their shares by **Monday, 23 April 2007** at the latest at the counters of ING Bank or KBC Bank; or
- by providing evidence that they are shareholders in the company by **midnight on Tuesday, 24 April 2007** (the "date of registration"). The shareholders must produce proof that they are shareholders on the registration date at the counters of ING Bank or KBC Bank.

The company underlines that these formalities shall be free of charge for the shareholders. All costs incurred (contrary to the explicit instructions of the company) shall be reimbursed upon production of supporting evidence (receipt).

Pursuant to article 32 of the by-laws and pursuant to the resolution of the board of directors, holders of registered shares must, in order to be admitted to the general meeting or to be represented there, inform the board of directors of their intention to attend the general meeting no later than Monday, 23 April 2007.

Pursuant to article 33 of the Articles of Incorporation, all shareholders may be represented by a proxy at the general meeting. Original powers of attorney, drawn up in accordance with the template prescribed by the company, must be submitted to the company no later than Wednesday, 25 April 2007. The powers of attorney may also be transmitted by fax to +32 2 745 86 45 by the same date, provided that the signed originals are delivered to the office of the general meeting at the latest prior to the commencement of the meeting. The powers of attorney, drafted in accordance with the template prescribed by the company, may be requested at the company's registered office and are available on the company's web site at the following address: [illegible].

In order to be admitted to the meeting, shareholders and proxies must be able to provide proof of their identity and/or their powers, and company representatives must produce the documentation evidencing their status of company representative or company proxy and must do so prior to the commencement of the meeting.

The documents relating to the agenda of the general meeting will be available for inspection at the company's registered office and a copy can be obtained free of charge by shareholders who have completed the formalities required for attendance at the general meeting. These documents are also available on the company's web site at the following address: [illegible].

The board of directors

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